March 12, 2014

BY EDGAR TRANSMISSION

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-4631

Re:	Sensient Technologies Corporation
Preliminary Proxy Statement
Filed March 4, 2014
File No. 001-07626

Dear Mr. Duchovny:

We have received your letter dated March 11, 2014, regarding your comments to our Preliminary Proxy Statement on Schedule 14A filed on March 4, 2014. Our responses to your comments are included below. In addition to the information provided below, we will adjust the disclosures in our definitive proxy statement as set forth below.

1.	We note on page 2 that proxies may be solicited in person, by telephone or by Internet. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

We hereby confirm our understanding of this matter.

2.	Provide the disclosure required by Items 4(b)(4) and 5(b)(viii) and (xii) of Schedule 14A.

In its definitive proxy statement, the Company will amend its disclosure to state, in pertinent part:

“The cost of soliciting proxies will be borne by the Company. Proxies may be solicited by directors, officers or employees of the Company in person, by telephone or by Internet. The Company will use the services of D. F. King & Co., Inc., New York, New York, to aid in the solicitation of proxies. Sensient expects that it will pay D. F. King & Co., Inc., its customary fees, estimated not to exceed approximately $750,000 in the aggregate, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. This proxy solicitation firm estimates that approximately 50 of its employees will assist in this proxy solicitation, which they may conduct by personal interview, mail, telephone, facsimile, email, other electronic channels of communication or otherwise. Excluding amounts normally expended by Sensient for a solicitation for an election of directors in the absence of a contest and costs represented by salaries and wages of Sensient's regular employees and officers, Sensient's aggregate expenses, including those of D. F. King & Co., Inc., related to this proxy solicitation are expected to be approximately $3,250,000, of which approximately $80,000 has been spent to date. The Company will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in sending proxy materials to the beneficial owners.

Other than the Change of Control Employment and Severance Agreements with our named executive officers, each of which are described in this proxy statement, and standard agreements between the Company and its directors and executive officers covering equity awards under our executive-compensation plans, the forms of which have been filed as exhibits to Sensient's Annual Report on Form 10-K with respect to the period ending December 31, 2013, no participant is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Sensient, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies.

Other than Mr. Paul Manning’s employment agreement and the Change of Control Employment and Severance Agreements with our named executive officers, each of which are described in this proxy statement, no participant, nor any associate of a participant, has any arrangement or understanding with any person (i) with respect to any future employment by Sensient or its affiliates or (ii) with respect to any future transactions to which Sensient or any of its affiliates will or may be a party.”

3.	We note your disclosure in the second paragraph on page 3 that you may introduce substitute or additional nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We hereby confirm that, if we introduce substitute or additional nominees, we will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

4.	We note your disclaimer of responsibility in the fifth paragraph of page 3. It is inappropriate to disclaim your own disclosure. Please delete or revise the disclaimer.

In its definitive proxy statement, the Company will delete this disclaimer.

5.	Please revise your disclosure to explain why you recommend that security holders vote for your nominees.

In its definitive proxy statement, the Company will amend its disclosure to state, in pertinent part:

“Pursuant to the Company’s Bylaws, written notice of other qualifying nominations by shareholders for election to the Board, together with a completed Directors and Executive Officers Questionnaire, affirmation and consent, must have been received by the Secretary no later than 50 days before the meeting, or March 5, 2014, with respect to the Meeting. On February 19, 2014, FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (“FrontFour”), notified the Company of its intention to nominate and solicit proxies in support of four individuals, James R. Henderson, James E. Hyman, Stephen E. Loukas and William R. Redford, Jr., for election as directors of the Company at the Meeting. FrontFour has stated that FrontFour and its affiliates may be deemed to collectively beneficially own an aggregate of 762,935 shares of our Common Stock as of February 28, 2014.

The Board of Directors does not endorse the election of any of FrontFour’s nominees.

Each of Sensient’s nine nominees and Sensient’s Board as a whole possess a combination of the qualifications, skills, professional experiences, education and other attributes that the Nominating and Corporate Governance Committee seeks out in potential Board members.  In particular, Sensient’s Board includes directors with significant experience in the specialty chemicals industry, directors with a demonstrated history of driving sustainable operational improvements, directors with technical and food science backgrounds, directors with financial and accounting expertise, and directors with diverse backgrounds and experiences.

Based on the biographies FrontFour has provided regarding its nominees, Sensient does not believe that any of FrontFour’s nominees would add any meaningful specialty chemical industry experience, diversity or scientific, technical, accounting or operational skills to the Board.

Sensient’s Board, together with its management team, has articulated and continues to implement a clearly defined strategy to create sustainable, long-term value for all of our shareholders. In the opinion of Sensient’s Board, shareholders will be better served by supporting the Board's nine nominees on the WHITE proxy card and allowing Sensient to continue to execute on its strategy.

You may receive solicitation materials from FrontFour or its affiliates, including a proxy statement and a green proxy card. The Company is not responsible for the accuracy of any information provided by or relating to FrontFour or its nominees contained in solicitation materials filed or disseminated by or on behalf of FrontFour or any other statement FrontFour may make. Sensient’s Board unanimously recommends that shareholders vote on the WHITE proxy card for all nine of Sensient’s nominees.”

We also intend to insert material entitled “Proxy Voting Instructions” (a copy of which is attached hereto as Annex A for your review) as an unnumbered page immediately after the cover page to, and immediately before page number 1 of, our definitive proxy statement.

We appreciate your comments on our filings and we would be pleased to discuss these matters with you in greater detail at your convenience.

Sincerely,

/s/ John L. Hammond
John L. Hammond
Senior Vice President, General Counsel and Secretary

cc:   Lyle G. Ganske, Esq., Jones Day

Annex A

PROXY VOTING INSTRUCTIONS

You may cast your vote in person at the meeting or by any one of the following ways:

By Telephone: You may call the toll-free number indicated on your proxy card. Follow the simple instructions and use the personalized control number specified on your proxy card to vote your shares. You will be able to confirm that your vote has been properly recorded. Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

Over the Internet: You may visit the Web site indicated on your proxy card. Follow the simple instructions and use the personalized control number specified on your proxy card to vote your shares. You will be able to confirm that your vote has been properly recorded. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

By Mail: You may mark, sign and date the enclosed WHITE proxy card and return it in the postage-paid envelope provided.

If you are a beneficial holder (that is, if your shares are held through your bank or broker), you will receive instructions on how to vote your shares with these proxy materials. If a broker does not receive voting instructions from the beneficial owner on the election of directors, on the approval of our executive compensation or on any matter relating to executive compensation (including the proposed Sensient Technologies Corporation Incentive Compensation Plan for Elected Corporate Officers), the broker may not vote such shares without specific instructions and may return a proxy card with no vote on these matters, in which case such shares will have no effect in the outcome of such matters.

If you are a participant in a Sensient employee benefit plan, you have the right to instruct the trustees and/or administrators of such plans to vote the shares allocated to your plan account. If no instructions are given or if your voting instructions are not received by the deadline shown on the enclosed voting instruction form, the uninstructed shares will be voted in accordance with the provisions of the applicable plan.

You should know that FrontFour Master Fund, Ltd., an exempted company organized under laws of the Cayman Islands (together with its affiliates, “FrontFour”), has stated that it intends to nominate a slate of four nominees for election as directors at the meeting in opposition to the nominees recommended by our Board of Directors. The Board of Directors does not endorse the election of any of FrontFour’s nominees.

You may receive solicitation materials from FrontFour or its affiliates, including a proxy statement and a green proxy card. We are not responsible for the accuracy of any information provided by or relating to FrontFour or its nominees contained in solicitation materials filed or disseminated by or on behalf of FrontFour or any other statements FrontFour may make.

The Board of Directors unanimously recommends that you vote FOR the election of each of our Director nominees on the enclosed WHITE proxy card. The Board of Directors strongly urges you not to sign or return any green proxy card sent to you by or on behalf of FrontFour. If you have already returned a proxy card for FrontFour, you can revoke that proxy by using the enclosed WHITE proxy card to vote your shares today by telephone, by Internet or by signing, dating and returning the enclosed WHITE proxy card. Only your latest-dated proxy will count.

The Board of Directors urges you NOT to sign or return any green proxy card sent to you by or on behalf of FrontFour. Voting against FrontFour’s nominees on its proxy card is not the same as voting for the Board of Directors’ nominees, because a vote against FrontFour’s nominees on its proxy card will revoke any previous proxy card submitted by you. If you have previously voted using the green proxy card sent to you by or on behalf of FrontFour, you can change your vote by executing the WHITE proxy card or by voting by telephone or through the Internet by following the instructions shown on the WHITE proxy card. Only your latest-dated proxy will count.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE VOTING, PLEASE CONTACT OUR PROXY SOLICITOR,
D. F. KING & CO., INC.
TOLL FREE AT (888) 886-4425.